November 16, 2011

VIA EDGAR/US MAIL

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, D.C. 20549-5546

Attention: Martin James

Re: Patient Safety Technologies, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 14, 2011; File No. 001-09727

Dear Mr. James,

This letter responds to the written comments received from the staff  of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on October 18, 2011 regarding the annual report on Form 10-K of Patient Safety Technologies, Inc. (“PST”,“us”,“we”, or the “Company”) for the fiscal year ended December 31, 2010. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8.  Financial Statements and Supplementary Data

1.
We note that several of your comments referred us to information contained in yourForms 8-K.  Notwithstanding the prior disclosures in the Form 8-K, please ensure that the disclosures in the notes to your financial statements are complete and include any required descriptions of the transactions and agreements.

Response

In our previous response we referred to particular Form 8-K filings as reference materials. The Company respectfully believes that the disclosures in its Form 10K for the Fiscal Year End December 31, 2010 are complete and include all significant and relative terms of key transactions and agreements.

Note 3.  Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation, page 35

2.	Further to our prior comment 1 and your response thereto, as previously requested, please amend the Form 10-K to address your consolidation policy for all periods presented. Refer to ASC 810-10-50-1.

Response

Management respectfully agrees and the Company will file an amended December 31, 2010 Form 10-K once all comments resulting from this letter are fully cleared.

Revenue Recognition, page 36

3.
Further to your response to prior comment 2, please provide a more detailed description of the rebate policy with Cardinal Health whereby you guarantee minimum gross margins on their sales.  Tell us the significant terms of the agreement relating to guarantee.

Response

The significant terms of the Minimum Gross Profit Margins arrangement with Cardinal Health are as follows:

•
Definition of products eligible for rebate or adjustment. Includes Company product sold to distributors who sell to our end user customers on a stand - alone basis (e.g. individual sponges or towels) as well as product sold to distributors and included in the distributor’s product kits (e.g. individual sponges or towels included in surgical kits).

•
Calculation of minimum gross profit margin adjustment.  Products sold on a stand-alone basis will be evaluated on an item by item or sku by sku basis.  For example, if the product was sold to an end user for $10.00, the product was sold to Cardinal Health for $9.00 and the minimum gross margin was 15%, the rebate amount would be $0.50. Products sold to our distributor are based on actual sales levels compared to planned sales levels and evaluated on a quarterly basis. When actual sales levels increase and exceed an agreed upon sales target, the minimum gross profit margin rates are reduced.

•
Payment and reporting of rebates.  All rebates or adjustments for products sold on a stand-alone basis are reported by Cardinal Health monthly within 5 days of month end (for the previous month’s sales) and for products included in the distributor’s product kits within 5 days of quarter end (for the previous quarter’s sales).  All rebates not deducted within 120 days are waived.

The Company always contracts with the ultimate end user customer on product pricing (and Cardinal Health fulfills the product orders), so the Minimum Gross Profit Margin arrangement was created to ensure  Cardinal Health received agreed upon minimum profit levels. However, the Company had previously offered certain older legacy customers more attractive pricing as incentives to become our initial early adopting customers.  This is the sole reason the Company now has rebates. The legacy customers make up a very small portion of the Company’s current customer base and there are less than 10 skus that generate rebates. All of these customers  had initial three year contract terms, and management has recently increased pricing to several of these  customers and plans to increase pricing to all of its remaining legacy customers when their contract terms come up for renewal in 2012. Management anticipates that it will renew contracts with all significant remaining legacy customers in 2012 and plans to increase their prices at levels that eliminate rebates.

Over time as the Company has grown and entered into numerous contracts with newer customers including negotiating more favorable pricing terms, which has offset or reduced the amount of rebates given to Cardinal Health. As negotiations with new hospitals implementing our system increases, the Company has gained a better understanding on what the appropriate gross margin levels should be on the products it sells to hospitals, which has resulted in limiting most of the rebates paid to Cardinal Health to only being on a few low priced product sales to a shrinking small group of our older legacy customers.  In addition, as the Company continues to grow its revenue base in the future, we expect to be at annual revenue levels in 2012 or 2013 that will result in contractually resetting the guaranteed margin levels to Cardinal Health to lower levels, further reducing rebates.

As the Company’s products from the $10 million Forward order sales to Cardinal Health have not yet been shipped to end user as of December 31, 2010 and are not expected to be shipped until 2012, the Company believes that the Forward order product will only reach our newer customer base with higher selling prices, and not our legacy customers, for the reasons described above. Therefore management anticipates that any future rebate obligations associated with the revenue previously recognized from the Forward order buy will not be material to the Company’s financial statements.

4.
Further, with respect to your accounting policy, please explain why you believe the rebate amounts are reasonably estimable, the periods over which the rebate process occurs, the nature and length of your historical experience with the rebates, and why you believe the transactions are relatively homogeneous.

Response

Please note the following significant metrics with respect to our accounting policy for rebates:

Estimable: Our recorded rebate amounts are based on the actual rebate amounts reported to us by Cardinal Health. For example, the Company’s December 31, 2010 year end revenues were adjusted based on Cardinal Health’s rebates reported through December 2010 (in their January 2011 reporting).

Rebate Period: Rebates are reported on either a monthly or quarterly basis. Any rebates reported that relate to transactions that are over 120 days are contractually waived.  We have never experienced any additional rebate requests by Cardinal Health beyond the initial monthly or quarterly reporting period.

Historical Experience: As noted above, the Company regularly receives monthly actual rebate reporting from Cardinal Health.

Homogeneous: Although the Company’s surgical sponges and towel come in different sizes, the Company considers its products to be homogeneous as the Company’s hospital customers order our surgical sponges on a consistent basis and usually in similar quantities each month.

In addition the Company monitors sales of the specific products to the legacy hospital customers that result in our rebates. The actual volume of rebates the Company receives is very small in comparison to its total revenues with monthly averages of approximately $15,000 or 1.5% of revenue.

Note 12.  Equity Transactions, page 49

5.	Further to your responses to prior comments 4 and 5, please respond to the following:

•	Tell us whether you revalued the warrants to fair value on the date of the exchange.

Response

Yes, the Company revalued the respective warrants to fair value on the date of exchange.

•	Summarize for us the original terms of the warrants.

Response

The terms of the original warrants are as follows:

➢	7.3 million warrants at 5-7 year terms to purchase shares of the Company’s common stock with price ranges of $0.75 - $5.95 as follows:

Exercise price	Share amount
$0.75	3,436,000
$1.00	1,530,000
$1.25	323,965
$1.40	241,354
$1.75	275,000
$2.00	1,052,520
$3.50-$3.85	239,024
$5.95	175,000
7,272,863

Of the 7.3 million warrants, approximately 3.4 million contained anti-dilution features and were considered warrant derivative liabilities. The remaining warrants did not have anti-dilution features but such instruments did not qualify for equity classification and were also considered warrant derivative liabilities.

•
Provide us an example of your first exchange offer whereby the warrant holders could have elected to receive an equivalent number of shares of common stock calculated based on the number of warrants the holder was willing to give up measured using a Black-Scholes-based methodology chosen by the Company.

Response

The following is an example of the first page of the first close for the private offering warrant exchange proposal that a specific investor received. This breaks out the detailed proposal of the New Investment Option.

The following table sets forth key information regarding your warrant holdings:

Investor	Issue Date	Expiration Date	Exercise Price	Number of warrants	Warrant Valuation
XXXXX , P.	4/13/2007	4/11/2012	$2.00	31,200	$8,491
XXXXX , P.	11/26/2007	11/24/2012	$2.00	6,240	$1,997
TOTAL				37,440	$10,488

If you elect to participate in the Offering, the following table sets forth the number of shares you would receive under each option and the aggregate purchase price for the shares of Common Stock under the New Investment Option:

Exchange Option	New Investment Option
Number of shares of Common Stock you would receive:	Additional number of shares of Common Stock you would purchase for cash:	Aggregate Purchase Price to be delivered to the Company
9,873	31,200	$17,067
2,322	6,240	$3,070
12,195	37,440	$20,137

•
Provide us an example of your second exchange offer whereby the warrant holder could have elected to purchase shares of the Company’s common stock for cash, using their outstanding warrants as valued by Black-Scholes as a credit towards the total purchase price of the shares purchased.

Response

The following is an example of the first page of the second close for the private offering warrant exchange proposal that a specific investor received. This breaks out the detailed proposal of the New Investment Option.

The following table sets forth key information regarding your warrant holdings:

Investor	Issue Date	Expiration Date	Exercise Price	Number of warrants	Warrant Valuation
J. XXXXX	12/21/2004	12/20/2009	$3.85	3,750	$17
J. XXXXX	11/3/2004	11/2/2009	$3.85	18,750	$34
TOTAL				22,500	$51

If you elect to participate in the Offering, the following table sets forth the number of shares you would receive under each option and the aggregate purchase price for the shares of Common Stock under the New Investment Option:

Exchange Option	New Investment Option
Number of shares of Common Stock you would receive:	Additional number of shares of Common Stock you would purchase for cash:	Aggregate Purchase Price to be delivered to the Company
20	3,750	$3,206
40	18,750	$16,085
60	22,500	$19,291

Note 13.  Warrants and Warrant Derivative Liability, page 50

6.	Further to your response to prior comment 7 with respect to the January 2, 2009 transaction where you issued additional warrants, please respond to the following:

•
Confirm that you have accounted for all warrants with these terms as a derivative liability which is reflected at fair value each period using the valuation method disclosed on page 52 (Monte Carlo simulation).  Please also confirm that the valuation takes into account the terms of the warrants discussed in your response.

Response

As of December 31, 2010 the Company confirms that we have accounted for all such warrants as warrant derivative liabilities, as discussed on page 51. These derivative warrants are valued using the Monte Carlo Simulation method and the terms of these warrants as discussed in the previous comment letter were considered to arrive at their fair value.

•
Tell us the terms of the new warrants issued and whether they have the same anti-dilution features of the old warrants.  We note that you accounted for the new warrants within equity and valued them using the Black-Scholes method.

Response

The terms of the new warrants issued were the same terms as the original warrants which included the same anti-dilution features of the old warrants. The only difference in terms was that these newly issued warrants were not for 5 years and instead expired on the 5th year of the original warrant (i.e. the original expiration date). The Company erroneously initially accounted for these warrants as equity, but at period end reclassified them as a warrant derivative liability. Unfortunately our disclosure of this accounting error and of the new warrants incorrectly suggested that the new warrants were being accounted for as equity, however, we noted that the change in fair value of the warrant derivative liability would have been the same if such instruments had been initially classified as a warrant derivative liability (i.e. the total change in the value upon issuance and at period end was included as change in fair value of warrant derivative liability in the Condensed Consolidated Statement of Operations for the quarter ended March 31, 2009).

7.
With respect to your response to comment 8, we note the disclosure on page 50, which states that the allocation between the debt and warrants was based on relative fair values. Given that you classified the warrants as derivative liabilities at fair value, please explain your disclosure and reconcile to your response.

Response

The Company’s allocation as stated on page 50 was based on fair value.  We will clarify this in revised disclosure in an amended Form 10-K filing.

8.	With respect to your responses to prior comments 9, 10, 13 and 14, please respond to the following:

•
Explain why Cardinal Health made a $2 million payment to A Plus under the agreement.  We note that as a result of this payment you reduced (debited) your accounts payable to A Plus.  Please explain why.  Please also identify for us the account you credited and explain why.

Response

Cardinal Health made the $2 million payment to A Plus as historically the Company had instances of not paying A Plus on a timely basis per agreed terms. Therefore in order for A Plus to agree to produce the increased levels of inventory that the Company required in order to meet the terms of the Forward order, A Plus requested that some of the payments needed to be made directly to them by Cardinal Health.  The $2 million payment made to A Plus by Cardinal Health was to pay for future inventory purchases and not for historical purchases. The debit was made to accounts payable and the related deferred revenue was recorded when Cardinal Health paid A Plus.

For example once Cardinal Health paid A Plus, the Company recorded the following journal entry:

Account Description	DR	CR

Accounts Payable	$50,000
Deferred Revenue		$50,000

•
Tell us why you did not record the $2.4 million expense related to the warrants as a reduction of revenue instead of recording it in other non-operating expenses.  Tell us how you considered ASC 605-50-45.

Response

The Company does not believe the issuance of warrants to Cardinal to be considered a sales incentive or other consideration under ASC 605-50-45 for the following reasons:

1.
The issuance of warrants was an ancillary part of the overall arrangement.  The Supply and Distribution Agreement (“Supply Agreement”) defines the specific pricing for each product sold to Cardinal Health.  The final pricing in the Supply Agreement was based on an arms-length negotiation with Cardinal Health based on the estimated gross margins of sales to Cardinal Health and from Cardinal Health to the end user that was not predicated based on the terms (number of warrants and exercise price) of the warrants to be issued.

2.
The warrants are not linked to a single sales transaction per ASC 605-50-25.  The Supply Agreement outlines purchases to be made under both the Forward Buy order as well as all other purchases to be made by Cardinal Health.  Additionally, the terms of the warrants are fixed notwithstanding the volume purchased by Cardinal Health.  For example, if Cardinal Health were to purchase $15 million of product ($5 million in excess of the Forward Buy order) or $100 million of product ($90 million in excess of the Forward Buy order), Cardinal Health would only receive the predetermined number of warrants.

3.
The issuance of equity instruments does not appear to be a traditional form of sales incentive or other compensation.  As noted in ASC 605-50-45, the examples noted include cash consideration, free product or service (for example, a gift certificate or a free airline ticket), slotting or placement fees, buy-downs, etc.

4.
It was not the Company’s intent to sell Cardinal Health equity instruments.  The Company typically sells equity instruments in the form of common or preferred stock and has never issued warrants on a stand-alone basis.

As such, the Company accounted for the issuance of 1,875,000 warrants to Cardinal Health in accordance with ASC ACS Topic 505-50 as:

•	The warrants are fully vested and exercisable at date of grant;

•	The warrants are nonforfeitable equity instruments; and

•	There is no specific future performance or obligation required by Cardinal Health.

Also, per ASC 505-50 Issue 1, the Company selected View A primarily due to the uncertainly of any future economic benefit resulting from the issuance of the warrants.  The Company treated this expense as it would treat a marketing, R&D or advertising expense in the ordinary course of business.  As such the Company recorded the $2.4 million as an expense and not a reduction in revenue.

•
Explain why you included the right to re-purchase the inventory from Cardinal Health and the terms that prevent Cardinal Health from selling the $10 million stocking order until January 2012 in the agreement.

Response

The Company included the right to repurchase excess inventory held by Cardinal Health and terms that delayed Cardinal Health from selling the $10 million stocking order until January 2012 as strategic business decisions. The Company is currently in discussions with several potential large customers that would create an immediate need for the Company to have access to large amounts of product for sale.  While the Company is an important customer to A Plus, we represent a relatively small portion of their overall business, and it would likely take A Plus an uncertain amount of time to provide additional manufacturing capacity needed (in addition to our normal 3 month manufacturing cycle) in order for the Company to meet reasonable implementation expectations that large prospective hospital customer’s expect. The Company having the right to repurchase excess inventory from Cardinal Health helps ensure we can reasonably meet these large selling opportunities in a reasonable timeframe.  In addition, delaying the sale of Forward order inventory held by Cardinal Health to 2012 helped give the Company additional time to grow the number of new customers using our products.  Having a substantial larger customer base will help to minimize the impact to the Company when this Forward order inventory gets sold by Cardinal Health, as increased customer demand will help ensure the Company continues to enjoy revenue growth in 2012 when this inventory is sold by Cardinal Health.  Currently we are on track to almost double the number of hospitals using our products by mid 2012 as compared to early 2011.

•	Tell us whether Cardinal Health expects that you will repurchase the inventory or whether it is otherwise probable that you will repurchase the inventory due to business or other reasons.

Response

The Company does not believe there is any expectation by Cardinal Health for the Company to repurchase the inventory. As discussed above, any decision by the Company to repurchase inventory will be determined based on future demand opportunities.

•	Explain how you considered the terms which prevent Cardinal Health from selling the $10 million stocking order until January 2012 in your accounting.

Response

Cardinal Health agreeing to delay selling our product from the $10 million stocking order until January 2012 did not have any impact on the Company’s accounting, as the SAB 104 revenue recognition criteria had already been previously satisfied.   As noted in our previous response, no seller financing arrangement existed.  The Company was given the unilateral right to buy-back, at cost, any “excess” inventory, which represents all inventory of our products purchased by Cardinal Health that exceeds 60 days’ worth of Cardinal Health’s current sales demand level.

Note 16.  Related Party Transactions, page 53

9.	Further to your responses to prior comments 11 and 12, please respond to the following:

•	Tell us in more detail how you reached your conclusions under ASC 605-45-45. For example, explain why you believe the company has inventory risk, etc.

Response

As described in the previous comment letter response, the Company records revenue on a gross basis as the Company (i) is the primary obligor, (ii) has inventory risk, (iii) has latitude in establishing price, (iv) has discretion in certain supplier selection, and (v) has credit risk.

(i) The Company is considered to be the primary obligor in the arrangement. The Company has the principal role of prospecting and acquiring new hospitals.  The Company has specific contracts with its hospitals and performs all customer service related functions for the hospitals.

(ii) The Company has general inventory risk and has physical loss inventory risk as it purchases product produced by A Plus, and owns such inventory while stored at A Plus’ warehouse until product is shipped out to Cardinal Health. A Plus produces the Company’s products based on our specifications and the Company dictates the monthly production levels of the Company’s products produced by A Plus. A Plus ships the Company’s product to Cardinal Health distribution locations where Cardinal Health then fulfills orders placed by the hospitals that use the Company’s products. Additionally, the Company does not have the ability to return unsold product or to receive price protection from A Plus.

(iii) The Company has latitude in establishing price as the Company has contracts with each of its customer hospitals.  In the contract, price is established for each product the Company sells to the hospital, which is negotiated between the Company and hospital.

(iv) The Company has sole discretion in supplier selection and oversees the determination of product and service specifications.  A Plus manufactures the Company’s product according to these product specifications. The Company has discretion in choosing who supplies key raw materials for our products produced by A Plus.  More importantly, the Company has sole discretion in selecting the supplier of materials for the data matrix labels located on our surgical sponges and towels. Ultimately, the Company has the discretion to change suppliers if there is business justification to do so.

(v) The Company has credit risk. The Company assumes the credit risk for collecting the amounts billed to Cardinal Health. The Company owes money to A Plus for the product manufactured even if amounts due from Cardinal Health are not yet collected.

•	Explain why the agreement was changed so that the company now takes title to the inventory at A Plus warehouse in Chino, California.

Response

The contract between A Plus and the Company has a clause that states that the Company would take title to inventory when the product arrives in their Chino warehouse from China, where it is manufactured.  However, prior to June 1, 2009 this definition of how title transfers was never followed or enforced.  A Plus never billed the inventory to the Company until after it had been shipped to customers (Cardinal Health), so the inventory would remain on the books of A Plus until the final shipment had occurred.  As sales increased in 2009 and larger hospitals were implemented or had scheduled implementation dates, it has become apparent that the inventory levels at the Chino warehouse would need to be increased to cover this demand, which raised attention on how title was transferred.

At the end of June 2009, the Company had approximately $720,000 of inventory at the Chino warehouse.  Since the volume of inventory was projected to increase significantly as the business grew, the Company and A Plus mutually agreed that the Company would take title and risk of loss when the product arrived at the docks in Chino.

******

Patient Safety Technologies, Inc. acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely, David Dreyer Executive Vice President, Chief Financial Officer and Secretary